Exhibit 99.2

MACROCURE LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 11, 2015
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mark Page and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Macrocure Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, February 9, 2015, at a Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 25 Hasivim Street, Petach Tikva 4959383, Israel, on Wednesday, March 11, 2015 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted “FOR” each proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. In such case, however, the votes under this Proxy will not count towards the special majority of shareholders lacking a Personal Interest in any such proposal, as described in the Proxy Statement.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MACROCURE LTD.

March 11, 2015

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Directions (Proposal 1)
If you possess a Personal Interest (as defined in  the Companies Law and described in the Proxy Statement) in the approval of Proposal 1 and wish to vote “For" or "Against" that proposal, you should not fill out your vote for that proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the V.P. Finance of the Company at shai@macrocure.com or via fax (+972-3-923-5558), who will advise you as to how to submit your vote for that proposal.
			FOR	AGAINST	ABSTAIN
	1.	To approve payment of an amended compensation package to Mr. Nissim Mashiach, the Company's Chief Executive Officer, for the 2015 year.	☐	☐	☐
2.
To approve amendments to the Company’s 2013 Share Incentive Plan that will (a) increase the number of shares available for issuance thereunder by 400,000, and (b) provide for acceleration of vesting of options granted to the Company's directors from time to time upon the consummation of an acquisition of (or other similar transaction involving) the Company.
			☐	☐	☐

By filling out and returning this proxy card with respect to Proposal 1 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.